SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM 11-K


            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


              For the fiscal year ended December 31, 1998


                     Commission file number 1-8951


                          M.D.C. Holdings, Inc.
                           401(k) Savings Plan
                           3600 South Yosemite
                                Suite 900
                          Denver, Colorado 80237
                  (Full Title and Address of the Plan)



                          M.D.C. Holdings, Inc.
        (Name of Issuer of Securities held pursuant to the Plan)


                        3600 South Yosemite Street
                                Suite 900
                          Denver, Colorado 80237
             (Address of Principal Executive Office of Issuer
                of the Securities Held Pursuant to the Plan)




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                              REQUIRED INFORMATION


1. Audited Statements of Net Assets Available for Benefits (with Fund Information) as of December 31, 1998 and 1997 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

2. Audited Statements of Changes in Net Assets Available for Benefits (with Fund Information) for the years ended December 31, 1998 and 1997 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as
         Exhibit 99.1).

3. Notes to Financial Statements (with Fund Information) (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

4. Schedule 1 - Item 27a - Schedule of Assets Held for Investment purposes as of December 31, 1998 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

5. Schedule 2 - Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998 (incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1).

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 30, 1999                       M.D.C. Holdings, Inc. 401(k) Savings
                                          Plan



                                          By: /s/ Daniel S. Japha
                                              -----------------------
                                                  Daniel S. Japha
                                                  Plan Administrator

                                   EXHIBITS


Exhibit                     Description
-------                     -----------

23.1            Consent of PricewaterhouseCoopers LLP.

99.1 M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information